Exhibit 21
Merge Healthcare Incorporated
Subsidiaries as of April 1, 2008

Organized
Subsidiary	Under the Laws of
Cedara Software Corp.	Ontario, Canada
Cedara Software Limited	Ontario, Canada
Cedara Software Services (India) Private Limited	India
Cedara Software (Shanghai) Co. Ltd.	China
Cedara Software (USA) Ltd.	Delaware
eFilm Medical, Inc.	Ontario, Canada
Merge Cedara Exchange Co. Limited	Ontario, Canada
Merge eMed, Inc.	Delaware
Merge Healthcare France SARL	France
Merge Healthcare Teleradiology Services Private Limited (India)	India
Merge Technologies Holdings Co.	Nova Scotia, Canada